Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands Except Ratio of Earnings to Fixed Charges)

	Rural/Metro Corporation						Rural/Metro Operating Company, LLC(b)
	Three Months Ended September 30,	Years Ended June 30,					Three Months Ended September 30,	Year Ended June 30,
	2005	2005	2004	2003	2002	2001	2005	2005
	(unaudited)						(unaudited)
Ratio of Earnings to Fixed Charges:
Computation of Earnings:
Pretax income (loss) from continuing operations before minority interest and cumulative effect of change in accounting principle	$7,463	$3,689	$946	$(8,519)	$(7,593)	$(115,513)	$9,158	$33,536
Add: Fixed charges	8,492	33,382	32,826	31,534	29,017	34,373	6,806	11,705

Total earnings	$15,955	$37,071	$33,772	$23,015	$21,424	$(81,140)	$15,964	$45,241

Computation of Fixed Charges:
Interest expense	$7,513	$29,579	$29,243	$28,012	$25,462	$30,624	$5,827	$7,902
Interest portion of rental expense	979	3,803	3,583	3,522	3,555	3,749	979	3,803

Total fixed charges	$8,492	$33,382	$32,826	$31,534	$29,017	$34,373	$6,806	$11,705

Ratio of earnings to fixed charges (a)	1.88x	1.11x	1.03x	*	*	*	2.35x	3.87x

(a)	For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations before minority interests and equity in net earnings (losses) of affiliated companies, extraordinary items and cumulative effect of accounting changes plus fixed charges. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which we believe to be representative of interest.

(b)	For the purpose of this calculation, Rural/Metro (Delaware) Inc., the co-issuer of the Senior Subordinated Notes, is not included since it has no operations.

*	Earnings were insufficient to cover fixed charges by $8.5 million, $7.6 million and $115.5 million for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.